Two Roads Shared Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

January 4, 2023

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Two Roads Shared Trust (CIK No. 0001552947, File Nos. 333-182417; 811-22718) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, I am writing on behalf of Two Roads Shared Trust (the “Trust”) to submit this application for withdrawal of Post-Effective Amendment No. 308 filed pursuant to Rule 485(a)(2) on Form N-1A and accepted via EDGAR submission type 485APOS on March 2, 2022 (SEC Accession No. 0001580642-22-001140) (the "Amendment"). The Amendment was filed for the purpose of adding a new series to the Trust. The effective date of the Amendment has been most-recently delayed to January 6, 2023, pursuant to several delaying amendments filed pursuant to Rule 485(b)(1)(iii). The Trust has determined not to offer the new series. The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment. Therefore, the Trust respectfully submits this application for withdrawal of the Amendment.

It is Trust’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (“SEC”) unless the Trust receives notice from the SEC otherwise.

Please direct any questions concerning this letter to me at (631) 470-2649 or Stacy Louizos at Blank Rome LLP, counsel to the Trust, at (212) 885-5147.

Very truly yours,
/s/ Timothy Burdick
Timothy Burdick Esq.
Secretary, Two Roads Shared Trust